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                                                                Exhibit 99.5

October 12, 2001

Board of Directors
Borel Bank & Trust Company
160 Bovet Road
San Mateo, CA 94402

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Borel Bank & Trust Company ("Borel") of the Conversion Ratio as defined in Section 2.2(a) of the Agreement and Plan of Reorganization dated as of June 27, 2001 (the "Agreement"), in the proposed merger (the "Merger") of Boston Private Financial Holdings, Inc. ("Boston Private") and Borel. On the Effective Time of the Merger (as such term is defined in the Agreement), each share of Borel Common Stock will be converted into the right to receive $37.50 in shares of Boston Private Common Stock subject to adjustment as described in the Agreement.

In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) certain publicly available financial and other data with respect to Boston Private and Borel, including consolidated financial statements for recent years and interim periods to March 31, 2001;
(iii) certain other publicly available financial and other information concerning Boston Private and Borel and the trading markets for the publicly traded securities of Boston Private and Borel; (iv) publicly available information concerning other banks and bank holding companies, the trading markets for their securities and the nature and terms of certain other merger transactions we believed relevant to our inquiry; and (v) evaluations and analyses prepared and presented to the Board of Directors of Borel or a committee thereof in connection with the Merger. We have held discussions with senior management of Boston Private and Borel concerning the companies' past and current operations, financial condition and prospects.

We have reviewed with the senior management of Borel earnings projections for Borel as a stand-alone entity, assuming the Merger does not occur. We have also reviewed with the management of Boston Private earnings projections for Boston Private as a stand-alone entity, assuming the Merger does not occur. Certain financial projections for the combined companies and for Borel and Boston Private as stand-alone entities were derived by us based upon the projections and information described above.

In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied on advice of counsel and independent accountants as to all legal and financial reporting matters with respect to Boston Private, Borel, the Merger and the Agreement. We have relied upon the managements of Borel and Boston Private as to the reasonableness of the financial and operating forecasts, projections and

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Borel Bank & Trust Company
October 12, 2001
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projected operating cost savings (and the assumptions and bases therefor)
provided to us, and we have assumed that such forecasts, projections and projected operating cost savings reflect the best currently available estimates and judgments of the applicable managements. We have also assumed, without assuming any responsibility for the independent verification of same, that the aggregate allowances for loan losses for Borel and Boston Private are adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the property of Borel or Boston Private, nor have we examined any individual loan credit files. For purposes of this opinion, we have assumed that the Merger will have the tax, accounting and legal effects (including, without limitation, that the Merger will be accounted for as a pooling of interests) described in the Agreement. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of the Common Stock of Borel of the Conversion Ratio in the Merger and does not address Borel's underlying business decision to proceed with the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Borel and Boston Private, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders' equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Borel and for Boston Private; (ii) the assets and liabilities of Borel and Boston Private, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

It is understood that this letter is for the information of the Board of Directors of Borel. This letter does not constitute a recommendation to the Board of Directors or to any shareholder of Borel with respect to any approval of the Merger. This opinion is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Conversion Ratio in the Merger is fair, from a financial point of view, to the holders of the Common Stock of Borel.

Very truly yours,

Dain Rauscher Wessels